REGI U.S., INC.
REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.regtech.com

NEWS RELEASE

REGI U.S., Inc. (“REGI” or “RGUS”)
Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF””)

REGI U.S., INC. / REG TECHNOLOGIES INC. ANNOUNCE SUCCESSFUL
COMPLETION OF RadMax®PUMP PERFORMANCE TESTING WITH
BREAKTHROUGH TECHNOLOGY INSERTION

For Immediate Release: March 3, 2008. Vancouver, BC – REGI U.S., Inc. (OTC BB: RGUS, Frankfurt Stock Exchange: RGJ) and Reg Technologies Inc. (TSX Venture Exchange: RRE.V, OTC BB: REGRF) are pleased to announce the completion of the RadMax® Pump performance testing at its alpha test site.

Robert Grisar, Vice President of Engineering for the RadMax® / Rand Cam™ technology, reports that in recent tests measuring discharge volumes and pressures, the Pump was operated at varying speeds at the Cleveland machine shop facilities.

Most notable, a recent breakthrough technology insertion promises to eliminate virtually all noise and internal pump friction and internal leakage, allowing the pump to achieve even greater efficiencies. Laboratory tests to date show no wear or damage.

In addition to establishing baseline performance characteristics, the prototype “next generation” RadMax® pump incorporated the latest design enhancements and tested new prototype seal and materials configurations being considered for use in compressor and engine tests to be commenced in the next phase this year. Future tests will continue to focus on durability, alternative materials and design improvement matters that are applicable to the whole family of RadMax® devices.

Discussions are continuing with interested RadMax® pump, compressor and engine licensees with the next step to build and test custom RadMax® pumps/engine applications to customer specifications.

Bob Grisar states, “The RadMax™ Pump is positive-displacement device that is exceptionally volume efficient, low weight, and quiet. The 12-vane RadMax® Pump produces 48 pump actions every revolution. As a pump for water or fuel, the prototype 140-pound RadMax™ Pump can pump 1,800 GPM at 3,600 RPM. Scalable with minimal design changes, the RadMax® pump is suitable for both thin products at high pressure, and thick products at low pressure applications.”

ABOUT REGI U.S., INC. AND REG TECHNOLOGIES INC.

Reg Technologies Inc. and REGI U.S., Inc. are developing for commercialization an improved axial vane type rotary engine known as the Rand Cam™/RadMax® rotary technology used in the revolutionary design of lightweight and high efficiency engines, compressors and pumps. The RadMax® engine has only two unique moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This innovative design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax® engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel. REGI U.S., Inc. and its parent company, Reg Technologies Inc., are currently designing and testing prototype RadMax® diesel engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications. For more information, please visit www.regtech.com .

ON BEHALF OF THE BOARD OF DIRECTORS

REGI U.S., Inc.	Reg Technologies Inc.

“John Robertson”	“John Robertson”

John Robertson	John Robertson
President	President

Contacts:	REGI U.S., Inc. and
Reg Technologies Inc.

John Robertson, 1-800-665-4616

READER ADVISORY

Statements in this press release regarding the business of Reg Technologies Inc. and REGI U.S, Inc. (together the “Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, certain of which are beyond the Companies' control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Companies or develop or license other functionally equivalent technologies; financing requirements; changes in laws, rules and regulations applicable to the Companies and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Companies’ actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in Reg Technologies’ financial statements, management discussion and analysis and material change reports filed with the Canadian Securities Administrators and available at www.sedar.com, and its Form 20-F filed with the United States Securities and Exchange Commission at www.sec.gov, and REGI’s Form 10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Companies or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Companies do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.